October 30, 2024

Greg Gaba
Chief Financial Officer
SunOpta Inc.
7078 Shady Oak Road
Eden Prairie, Minnesota 55344

       Re: SunOpta Inc.
           Form 10-K for Fiscal Year Ended December 30, 2023
           File No. 001-34198
Dear Greg Gaba:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 30, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Consolidated Results of Operations for Fiscal Years 2023 and 2022, page 23

1. We note your non-GAAP reconciliations of adjusted gross margin, adjusted earnings
       (loss), and adjusted EBITDA include an adjustment for    start-up costs"
which
       appears to include costs that may be considered normal, recurring, cash operating expenses necessary for you to operate your business. Please tell us your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure
       Interpretations.
2. Please present your non-GAAP financial measures and related footnotes after your discussion of GAAP historical results of operations. Refer to Item 10(e)(i)(A) of
       Regulation S-K and Question 102.10 of the Non-GAAP Financial
       Measures Compliance and Disclosure Interpretations.
 October 30, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services